UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Roadrunner Transportation Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

76973Q105

(CUSIP Number)

Daniel M. Dickinson Lisa M. Costello HCI Equity Partners, L.L.C. 1730 Pennsylvania Avenue, NW, Suite 525 Washington, DC 20006 (202) 371-0150	with a copy to: Scott A. Moehrke, P.C. Kirkland & Ellis LLP 300 N. LaSalle Street Chicago, Illinois 60654 (312) 862-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76973Q105

1	Names of Reporting Persons Thayer Equity Investors V, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,736,955 (see item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,736,955 (see item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,736,955 (see item 4 and item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons HCI Equity Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,029,858 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,029,858 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,029,858 (See item 4 and item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons HCI Co-Investors III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 14,929 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 14,929 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,929 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons TC Sargent Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,959 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,959 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,959 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting Persons TC Roadrunner-Dawes Holdings, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,924 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,924 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,924 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HC Equity Partners V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,736,955 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,736,955 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,736,955 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.5%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting TC Co-Investors V, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 19,883 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,883 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,883 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Equity Management, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 19,883 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 19,883 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,883 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person* PN, IA

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Management III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,044,787 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,044,787 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,044,787 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%

14	Type of Reporting Person* PN

* SEE INSTRUCTIONS.

CUSIP No. 76973Q105

1	Names of Reporting HCI Equity Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,801,625 (See item 4 and item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,801,625 (See item 4 and item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,801,625 (See item 4 and item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.6%

14	Type of Reporting Person* OO

* SEE INSTRUCTIONS.

This Amendment No. 7 hereby amends the Statement on Schedule 13D (the “Initial 13D”) previously filed on May 24, 2011, as amended by Amendment No. 1 previously filed on May 13, 2013, Amendment No. 2 previously filed on August 28, 2013, Amendment No. 3 previously filed on September 6, 2013, Amendment No. 4 previously filed on August 20, 2015, Amendment No. 5 previously filed on August 22, 2018 and Amendment No. 6 previously filed on February 26, 2019 (the “Schedule 13D”) by Thayer Equity Investors V, L.P. (“Thayer”), HCI Equity Partners III, L.P. (formerly known as Thayer | Hidden Creek Partners II, L.P.) (“Partners III”), HCI Co-Investors III, L.P. (formerly known as THC Co-Investors II, L.P.) (“Co-Investors III”), TC Sargent Holdings, L.L.C. (“TC Sargent”), TC Roadrunner-Dawes Holdings, L.L.C. (“TC Roadrunner”), HC Equity Partners V, L.L.C. (“HC Equity”), TC Co-Investors V, L.L.C. (“Co-Investors”), HCI Equity Management, L.P. (“HCI”), HCI Management III, L.P. (“HCI Management III”) and HCI Equity Partners, L.L.C. (“HCI Equity Partners”) (collectively, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Roadrunner Transportation Systems, Inc., a Delaware corporation (the “Issuer”) as indicated herein. Capitalized terms used but not defined in this Amendment No. 6 shall have the respective meanings ascribed to such terms in the Initial 13D.  Unless set forth below, all previous Items set forth in the Schedule 13D are unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)                                 As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner within the meaning of Rule 13d-3 of the Exchange Act of shares of Common Stock as described below.

(i)            Thayer and HC Equity may be deemed to be the beneficial owners of 4,736,955 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding. This number is comprised of 4,736,955 shares of Common Stock held directly by Thayer.

(ii)           Partners III may be deemed to be the beneficial owner of 1,029,858 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by Partners III.

(iii)          Co-Investors III may be deemed to be the beneficial owner of 14,929 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by Co-Investors III.

(iv)          TC Sargent may be deemed to be the beneficial owner of 9,959 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of 9,959 shares of Common Stock held directly by TC Sargent.

(v)           TC Roadrunner may be deemed to be the beneficial owner of 9,924 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by TC Roadrunner.

(vi)          Co-Investors and HCI may be deemed to be the beneficial owners of 19,883 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by TC Sargent as described in paragraph (iv) above and by TC Roadrunner as described in paragraph (v) above.

(vii)         HCI Management III may be deemed to be the beneficial owner of 1,044,787 shares of Common Stock, or 0.1% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by Partners III as described in paragraph (ii) above and the shares of Common Stock held directly by Co-Investors III as described in paragraph (iii) above.

(viii)        HCI Equity Partners may be deemed to be the beneficial owner of 5,801,625 shares of Common Stock, or 0.6% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by Thayer as described in paragraph (i) above, the shares of Common Stock held directly by Partners III as described in paragraph (ii) above, the shares of Common Stock held by Co-Investors III as described in paragraph (iii) above, the shares of Common Stock held directly by TC Sargent as described in paragraph (iv) above, and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.

(b)                                 Each Reporting Person may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of shares of Common Stock as described below.

(i)            Thayer and HC Equity may be may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 4,736,955 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding. This number is comprised of 4,736,955 shares of Common Stock held directly by Thayer. HC Equity’s investment committee makes investment decisions on behalf of HC Equity and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock. HC Equity’s investment committee decisions are made based on the affirmative consent of HCI Equity Partners and the majority of the votes of the investment committee members, who are: Daniel M. Dickinson, Douglas P. McCormick, Scott Gibaratz, Carl E. Nelson and Daniel F. Moorse.

(ii)           Partners III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,029,858 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by Partners III.

(iii)          Co-Investors III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 14,929 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by Co-Investors III.

(iv)          TC Sargent may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 9,959 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of 9,959 shares of Common Stock held directly by TC Sargent.

(v)           TC Roadrunner may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 9,924 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of shares of Common Stock held directly by TC Roadrunner.

(vi)          Co-Investors and HCI may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 19,883 shares of Common Stock, or 0.0% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by TC Sargent as described in paragraph (iv) above and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above.

(vii)         HCI Management III may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,044,787 shares of Common Stock, or 0.1% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by Partners III as described in paragraph (ii) above and the shares of Common Stock held directly by Co-Investors III as described in paragraph (iii) above. HCI Management III’s investment committee makes investment decisions on behalf of HCI Management III and may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock. HCI Management III’s investment committee decisions are made based on the affirmative consent of HCI Equity Partners and the majority of the investment committee members, who are: Daniel M. Dickinson, Scott Gibaratz, Douglas P. McCormick, Daniel F. Moorse, Carl E. Nelson, Brendon L. Biddle and Timothy J. Frend.

(viii)        HCI Equity Partners may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 5,801,625 shares of Common Stock, or 0.6% of the Common Stock outstanding. This number is comprised of the shares of Common Stock held directly by Thayer as described in paragraph (i) above, the shares of Common Stock held directly by Partners III as described in paragraph (ii) above, the shares of Common Stock held by Co-Investors III as described in paragraph (iii) above, the shares of Common Stock held directly by TC Sargent as described in paragraph (iv) above, and the shares of Common Stock held directly by TC Roadrunner as described in paragraph (v) above. As the managing member of HC Equity and the general partner of HCI and HCI Management III, HCI Equity Partners exercises certain authority over the investment decision-making process of the other Reporting Persons through its board of directors, and, as a result, the directors may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the foregoing shares of Common Stock. The directors are Daniel M. Dickinson and Douglas P. McCormick. Board actions generally must be approved by both directors.

The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock.

(c)                                  None.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  As a result of the increase in the number of outstanding shares of the Issuer’s Common Stock following the completion of the Issuer’s rights offering, the Reporting Persons ceased to be owners of more than five percent of the Common Stock of the Issuer on February 26, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

On February 26, 2019, the Issuer, Elliott Associates, L.P., Elliott International, L.P., Brockdale Investments LP, Thayer, TC Roadrunner, TC Sargent, Partners III and Co-Investors III entered into an amended and restated registration rights agreement.  The amended and restated registration rights agreement provides for certain demand registration rights and certain piggyback registration rights.

Item 7. Material to be Filed as Exhibits.

Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*

Exhibit A	-	Schedule 13D Joint Filing Agreement, dated March 4, 2019, by and among each of the Reporting Persons

Exhibit B	-	Sargent Merger Warrant**

Exhibit C	-	Junior Subordinated Note Warrant**

Exhibit D	-	Stockholders’ Agreement**

Exhibit E

Amended and Restated Registration Rights Agreement, dated as of February 26, 2019, between Roadrunner Transportation Systems, Inc., Elliott Associates, L.P., Elliott International, L.P., Brockdale Investments LP, Thayer Equity Investors V, L.P., TC Roadrunner-Dawes Holdings, L.L.C., TC Sargent Holdings, L.L.C., HCI Equity Partners III, L.P. and HCI Co-Investors III, L.P.***

*Previously filed as an Exhibit to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on May 13, 2013.

**Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 24, 2011.

*** Incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on March 4, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2019

Thayer Equity Investors V, L.P.

By:	HC Equity Partners V, L.L.C., its General Partner

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HCI Equity Partners III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HCI Co-Investors III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

TC Sargent Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

TC Roadrunner-Dawes Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

TC Co-Investors V, L.L.C.

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HC Equity Partners V, L.L.C.

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HCI Management III, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HCI Equity Management, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HCI Equity Partners, L.L.C.

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned, being duly authorized, hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

Dated: March 4, 2019

Thayer Equity Investors V, L.P.

By:	HC Equity Partners V, L.L.C., its General Partner

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HCI Equity Partners III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HCI Co-Investors III, L.P.

By:	HCI Management III, L.P., its General Partner

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

TC Sargent Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

TC Roadrunner-Dawes Holdings, L.L.C.

By:	TC Co-Investors V, L.L.C., its Managing Member

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

TC Co-Investors V, L.L.C.

By:	HCI Equity Management, L.P., its Sole Manager

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HC Equity Partners V, L.L.C.

By:	HCI Equity Partners, L.L.C., its Managing Member

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HCI Management III, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HCI Equity Management, L.P.

By:	HCI Equity Partners, L.L.C., its General Partner

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO

HCI Equity Partners, L.L.C.

By:	/s/ Lisa M. Costello
	Name:	Lisa M. Costello

	Title:	Treasurer and CFO